Exhibit 99.1

Scienjoy Subsidiary, Scienjoy Meta Technology L.L.C, Introduces AI Mate & AI Vision: Entering a New Era of Predictive Personal Assistance

Beijing, April 1, 2024 –– /PRNewswire/ -- Scienjoy Holding Corporation (NASDAQ: SJ) (“Scienjoy” or the “Company”), an interactive entertainment leader in the Chinese market, announces that its visionary subsidiary, Scienjoy Meta Technology L.L.C (the “SJ AI”), has unveiled its latest advancements in artificial intelligence, AI Mate and AI Vision, at the launch event held on March 30, 2024, in Dubai. Hosted amidst the prestigious Dubai World Cup Finale, the release has captivated a global audience of tech pioneers, potential collaborators, and enthusiasts, and showcased the groundbreaking potential of AI Mate and AI Vision in pushing the boundaries of AI technology and redefining the landscape of the field.

AI Mate: Your Predictive Personal Companion

AI Mate is a personal AI application for mobile devices beyond basic command responses to anticipate and cater to users’ needs through personalization. This cutting-edge AI companion is intricately crafted to streamline daily life by preemptively understanding user preferences, whether they are tourists exploring Dubai, new residents adapting to the city, or seasoned locals.

AI Mate provides a wealth of knowledge and information, ensuring a seamless experience for all, which stands out for its:

●	Predictive Personalization: Utilizing advanced AI algorithms, AI Mate grasps the patterns in user behaviors, offering timely suggestions from transportation, food delivery and government matters to shopping needs, ahead of users even realizing them.

●	Comprehensive Daily Assistant: AI Mate consolidates various tasks onto a single platform, making life easier by tending to multiple aspects of users’ lives, such as booking rides, ordering meals based on dietary preferences, navigating government services, and planning cultural outings like visiting Dubai Opera.

●	Seamless Social Integration: Beyond the individual tasks, AI Mate integrates social interactions by recommending networking events and social gatherings, positioning itself as the ultimate companion in managing both personal and professional life with ease and efficiency.

AI Vision: Unleashing Creativity with Proprietary Visual Generative Models

Introduced alongside AI Mate, AI Vision represents SJ AI’s bold stride into the forefront of creative innovation. This unique platform empowers creators, artists, and individuals to experiment with SJ AI’s proprietary visual generative models, meticulously trained on localized data. AI Vision is designed to ignite users’ creativity, challenge the norm of art, and manifest each user’s individual vision to life. Through its tools amplifying artistic expression and fostering innovation, AI Vision underscores SJ AI’s commitment to intertwining technology with the boundless realms of human creativity.

Reflecting on the landmark event, Victor He, Chairman and CEO of Scienjoy, delivered a powerful remark, “Today, with the debut of AI Mate and AI Vision, SJ AI is transcending the conventional product launches in shaping the future. AI Mate may change the landscape of personal AI assistant with its predictive personalization and a comprehensive suite of services, epitomizing our mission to seamlessly integrate AI into daily life. Meanwhile, AI Vision represents a paradigm shift in creativity, unlocking a new era where artistic vision is fueled by the extraordinary capabilities of our localized visual generative models. Together, these innovations affirm our unwavering commitment to not only enhancing everyday experiences but also empowering a creative renaissance powered by artificial intelligence.” He also added, “As AI Mate and AI Vision embark on their market journey, SJ AI maintains its focus on AI innovation, supported by Scienjoy’s commitment to developing technologies that profoundly enhance and elevate human experiences.”

About Scienjoy Holding Corporation

Scienjoy is a pioneering Nasdaq-listed interactive entertainment leader. Driven by the vision of shaping a metaverse lifestyle, Scienjoy leverages AI-powered technology to create immersive experiences that resonate with global audiences, fostering meaningful connections and redefining entertainment. For more information, please visit http://ir.scienjoy.com/.

About Scienjoy Meta Technology L.L.C

Scienjoy has been focusing on digital and AI technology development, establishing Scienjoy Meta Technology L.L.C to spearhead AI solutions. Together, they aim to inspire, connect, and transform lives worldwide with innovative and user-centric technologies.

Forward Looking Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are characterized by future or conditional verbs such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate” and “continue” or similar words. You should read statements that contain these words carefully because they discuss future expectations and plans, which contain projections of future results of operations or financial condition or state other forward-looking information.

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to the risk factors contained in the Company’s filings with the Securities and Exchange Commission, which are available for review at www.sec.gov. Forward-looking statements speak only as of the date they are made. New risks and uncertainties arise over time, and it is not possible for the Company to predict those events or how they may affect the Company. If a change to the events and circumstances reflected in the Company’s forward-looking statements occurs, the Company’s business, financial condition and operating results may vary materially from those expressed in the Company’s forward-looking statements.

Readers are cautioned not to put undue reliance on forward-looking statements, and the Company assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

Investor Relations Contacts

Denny Tang

Chief Financial Officer

Scienjoy Holding Corporation

+86-10-64428188

ir@scienjoy.com

Ascent Investor Relations LLC

Tina Xiao

+1-646-932-7242

investors@ascent-ir.com